Exhibit 99.1

CORRECTION FROM SOURCE:  PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Continued strong outlook for fiscal year 2013 with increase to guidance for adjusted net income(A) per share, free cash flow(B) and quarterly cash dividend

Toronto, Ontario — July 30, 2013 — This document corrects and replaces the release issued on July 30, 2013, 6:30 am ET. The correction is to a number in the table providing guidance for 2013. The upper end of the guidance range for adjusted EBITDA(A)  in 2013 should have read $548 million, not $543 million.

Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and six months ended June 30, 2013.

Second quarter highlights

•                  Consolidated revenues of $516.8 million in the second quarter, up 8.7%

•                  Consolidated organic revenue growth of 1.5% or 2.0% excluding the 0.5% decline in revenues due to lower recycled commodity prices versus the same period a year ago

•                  Adjusted EBITDA(A) of $134.9 million, up 1.7%, and adjusted operating income or adjusted operating EBIT(A) of $67.0 million, up 3.7%

•                  Free cash flow(B) of $61.5 million, up 8.8%.  Excluding internal infrastructure investments, free cash flow(B) of $75.2 million, up 25.7%

•                  Reported and adjusted net income per share(A) of $0.28 and $0.31, respectively, versus $0.24 and $0.25 in the same period last year

•                  Guidance for 2013 updated to reflect changes to our foreign currency exchange assumption,  actual results for the six months ended June 30, 2013 and a change to our long-term financing structure

•                  Board of Directors declares increase of 7.1% to quarterly cash dividend effective September 30, 2013

Management Commentary

(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“We are very pleased with the results of our second quarter, in which we achieved revenue growth of 8.7%, adjusted EBITDA(A) growth of 1.7%, and free cash flow(B) growth of 8.8%, despite the impact of weaker foreign currency exchange and recycled commodity prices relative to the year-ago period, as well as adverse weather conditions and one-time expense items in the quarter of approximately $1.1 million,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd.  “We benefited from acquisitions completed in 2012, as well as solid consolidated organic growth of 1.5%.  Core price increased across our collection and transfer and disposal service lines in our U.S. and Canadian operations, and we experienced a notable improvement in industrial collection volumes, which increased 8.0% on a consolidated basis.  Against this backdrop, we are focused on our value creation strategy to drive returns in our U.S. and Canadian operations and we remain confident in our expectations for our operating performance in 2013.”

Mr. Quarin continued, “We are committed to creating shareholder value, both near-term and long-term, through the prioritization of free cash flow(B) growth and the disciplined deployment of capital to increase return on invested capital.  To this end, during the second quarter, we better positioned our capital structure, resulting in a lower effective corporate tax rate and a corresponding increase to the amounts of adjusted net income per share(A) and free cash flow(B) that we expect to generate this year and going forward.  With our strengthening free cash flow(B) profile, we are pleased to announce an increase of 7.1% to our quarterly cash dividend.”

Second quarter ended June 30, 2013

Reported revenues increased $41.4 million or 8.7% from $475.4 million in the second quarter of 2012 to $516.8 million in the second quarter of 2013.  Expressed on a reportable basis and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 9.2% due in large part to a 7.7% increase attributable to acquisitions.  Higher overall core pricing and volumes were partially offset by lower recycled commodity pricing.  The impact of lower recycled commodity prices on comparative revenues represented a 0.5% decline.

Progressive Waste Solutions Ltd. — June 30, 2013

Operating income was $64.6 million in the second quarter of 2013 versus $65.7 million in the second quarter of 2012.    Net income was $32.3 million versus $28.4 million in the second quarter of 2013 and 2012, respectively.

Adjusted amounts

Adjusted EBITDA(A) was $134.9 million in the second quarter of 2013 versus $132.7 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $67.0 million or 3.7% higher in the quarter compared to $64.7 million in the same period last year.  Adjusted net income(A) was $35.3 million, or $0.31 per diluted share, compared to $28.8 million, or $0.25 per diluted share in the comparative period.

Six months ended June 30, 2013

For the six months ended June 30, 2013, reported revenues increased $89.7 million or 9.8% from $913.7 million in 2012 to $1,003.4 million.  Expressed on a reportable basis and at FX parity, revenues increased 10.2% on a comparative basis.  The increase is due in large part to an 8.6% increase attributable to acquisitions and higher overall core pricing, volumes and fuel surcharges, which outpaced lower commodity pricing.  The year-to-date impact on comparative revenues resulting from a decline in recycled commodity prices was 0.5%.

For the six months ended June 30, operating income was $123.8 million in 2013 versus $116.0 million in 2012.  Net income was $61.6 million versus $50.4 million for the six months ended June 30, 2013 and 2012, respectively.

Adjusted amounts

For the six months ended June 30, adjusted EBITDA(A) was $263.9 million or 6.0% higher in 2013 versus $249.0 million in 2012.  Adjusted operating EBIT(A) was $125.4 million, or 6.5% higher compared to the $117.7 million recorded last year.  Adjusted net income(A) was $62.4 million, or $0.54 per diluted share, compared to $52.9 million, or $0.45 per diluted share in the same period last year.

Other highlights for the three months ended June 30, 2013

•                  Consolidated core price increased 0.7%, reflecting organic average price change, net of rollbacks and excluding fuel surcharges, across the Company’s customer base

•                  Consolidated organic volume growth of 1.3%.  Of the consolidated organic volume growth in the quarter, there was a decline of 220 basis points related to the completion of three municipal contracts and the temporary closure of a transfer station in the Company’s Canadian operations

•                  The Company made an investment in TerraCycle Canada ULC, a specialty recycling firm, to broaden the Company’s range of recycling services available to its customers

•                  The Company reduced its total funded debt to EBITDA ratio to 2.96 times from a total funded debt to EBITDA ratio of 3.07 times at March 31, 2013, as defined and calculated in accordance with its consolidated credit facility

•                  The Company returned nearly $16.0 million to shareholders through its quarterly dividend.  On July 29, 2013, the Company’s Board of Directors declared a 7.1% increase in the quarterly cash dividend.  The regular quarterly cash dividend, which increases from $0.14 per share to $0.15 per share, is payable on October 15, 2013, to shareholders of record on the close of business on September 30, 2013

2013 Outlook — Guidance Update

The Company is revising its 2013 guidance in light of the weaker Canadian dollar relative to its U.S. counterpart from parity to 97 cents U.S. for each Canadian dollar, the “FX revision”.  In addition, our full year guidance has been adjusted for net gains on disposal of capital assets and lower current, and higher deferred, income tax expense recorded in the six months ended June 30, 2013 relative to our expectations, the “Q2 revision”.  The Company is also revising its 2013 full year guidance for its implementation of a long-term financing structure effective June 28, 2013 and the Company’s intention to enter into interest rate swaps to fix a portion of the variable rate interest borne on amounts drawn under its consolidated credit facility, collectively the “FS revision”.

Our revised guidance for the fiscal year ending 2013 is as follows (in millions of U.S. dollars, except for per share amounts and where otherwise stated):

	Prior guidance	Revised guidance	Impact	Reason
Revenue (in billions)	$2.00 to $2.02	$1.977 to $1.997	Decline	FX revision
Adjusted EBITDA(A)	$545 to $555	$538 to $548	Decline	FX revision
Amortization expense, as a percentage of revenue	14.4%	14.4%	No change	—
Effective tax rate as a percentage of income before income tax expense and net loss from equity accounted investee	40%	35%	Decline	FS revision

Cash taxes	$52 to $54	$32 to $35	Decline	FX, FS and Q2 revisions

Adjusted net income(A) per diluted share	$1.02 to $1.06	$1.09 to $1.14	Increase	FX, FS and Q2 revisions
Free cash flow(B) excluding additional internal infrastructure investment	$200 to $215	$211 to $225	Increase	FX, FS and Q2 revisions

Capital and landfill expenditures excluding internal infrastructure investment	$210 to $220	$208 to $218	Decline	FX revision
Internal infrastructure investment	$40 to $45	$39 to $44	Decline	FX revision
Expected annual cash dividend, payable on a quarterly basis	C$0.56 per share	C$0.58 per share	Increase	Board of directors approved increase

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended June 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended		Six months ended
	2013	2012	2013	2012

REVENUES	$516,807	$475,435	$1,003,367	$913,710
EXPENSES
OPERATING	318,779	286,878	615,667	552,219
SELLING, GENERAL AND ADMINISTRATION	65,538	54,884	125,354	114,176
AMORTIZATION	73,642	68,370	144,941	132,024
NET GAIN ON SALE OF CAPITAL ASSETS	(5,788)	(366)	(6,405)	(750)
OPERATING INCOME	64,636	65,669	123,810	116,041
INTEREST ON LONG-TERM DEBT	15,214	13,974	30,457	28,238
NET FOREIGN EXCHANGE (GAIN) LOSS	(2,968)	—	(2,969)	7
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	1,205	2,717	(1,060)	2,172
OTHER	—	52	—	105
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	51,185	48,926	97,382	85,519
INCOME TAX EXPENSE
Current	7,858	13,668	17,657	24,093
Deferred	11,028	6,866	18,052	10,961
	18,886	20,534	35,709	35,054
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	6	15	39	19
NET INCOME	32,293	28,377	61,634	50,446

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(18,525)	(10,957)	(29,821)	(1,334)

Derivatives designated as cash flow hedges, net of income tax $242 and $530 (2012 - $1,146 and $758)	(451)	(2,131)	(986)	(1,410)
Settlement of derivatives designated as cash flow hedges, net of income tax ($78) and ($227) (2012 - $58 and ($79))	146	(110)	422	146
	(305)	(2,241)	(564)	(1,264)
TOTAL OTHER COMPREHENSIVE LOSS	(18,830)	(13,198)	(30,385)	(2,598)
COMPREHENSIVE INCOME	$13,463	$15,179	$31,249	$47,848

Net income per weighted average share, basic and diluted	$0.28	$0.24	$0.54	$0.43
Weighted average number of shares outstanding (thousands), basic and diluted	115,167	116,416	115,167	117,152

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

June 30, 2013 (unaudited) and December 31, 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	June 30,	December 31,
	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$34,983	$29,940
Accounts receivable	247,961	238,958
Other receivables	314	440
Prepaid expenses	34,073	38,762
Income taxes recoverable	7,549	2,928
Restricted cash	497	476
Other assets	598	1,573
	325,975	313,077

OTHER RECEIVABLES	31	72
FUNDED LANDFILL POST-CLOSURE COSTS	9,955	9,885
INTANGIBLES	252,673	287,847
GOODWILL	909,184	929,114
LANDFILL DEVELOPMENT ASSETS	20,771	19,715
DEFERRED FINANCING COSTS	18,322	20,060
CAPITAL ASSETS	909,988	927,518
LANDFILL ASSETS	948,327	963,720
INVESTMENTS	4,792	4,062
OTHER ASSETS	339	491
	$3,400,357	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$96,527	$120,341
Accrued charges	133,416	131,528
Dividends payable	15,338	16,206
Income taxes payable	986	1,986
Deferred revenues	17,519	19,002
Current portion of long-term debt	6,968	6,907
Landfill closure and post-closure costs	7,180	8,871
Other liabilities	2,563	2,527
	280,497	307,368

LONG-TERM DEBT	1,615,478	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS	110,418	104,281
OTHER LIABILITIES	5,731	6,166
DEFERRED INCOME TAXES	119,560	103,795
	2,131,684	2,202,980

SHAREHOLDERS’ EQUITY
Common shares (authorized - unlimited, issued and outstanding - 114,817,886 (December 31, 2012 - 114,993,864))	1,773,539	1,773,530
Restricted shares (issued and outstanding - 348,867 (December 31, 2012 - 172,500))	(7,218)	(3,460)
Additional paid in capital	2,493	2,166
Accumulated deficit	(421,640)	(451,539)
Accumulated other comprehensive loss	(78,501)	(48,116)
Total shareholders’ equity	1,268,673	1,272,581
	$3,400,357	$3,475,561

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended June 30, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2013	2012	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$32,293	$28,377	$61,634	$50,446
Items not affecting cash
Restricted share expense	447	624	937	1,358
Accretion of landfill closure and post-closure costs	1,406	1,306	2,815	2,614
Amortization of intangibles	15,018	12,887	30,378	25,815
Amortization of capital assets	38,371	34,237	76,447	68,136
Amortization of landfill assets	20,253	21,246	38,116	38,073
Interest on long-term debt (amortization of deferred financing costs)	849	1,678	1,705	3,368
Net gain on sale of capital assets	(5,788)	(366)	(6,405)	(750)
Net loss (gain) on financial instruments	1,205	2,717	(1,060)	2,172
Deferred income taxes	11,028	6,866	18,052	10,961
Net loss from equity accounted investee	6	15	39	19
Landfill closure and post-closure expenditures	(1,434)	(2,666)	(2,229)	(4,200)
Changes in non-cash working capital items	(8,145)	15,990	(20,144)	(9,753)
Cash generated from operating activities	105,509	122,911	200,285	188,259
INVESTING
Acquisitions	(1,544)	(41,861)	(1,639)	(48,405)
Purchase of investment	(1,018)	—	(1,018)	—
Restricted cash deposits	(20)	(20)	(21)	(22)
Investment in other receivables	—	—	(134)	—
Proceeds from other receivables	139	99	278	223
Funded landfill post-closure costs	(64)	(74)	(166)	(160)
Purchase of capital assets	(47,303)	(33,885)	(98,683)	(71,271)
Purchase of landfill assets	(15,787)	(15,788)	(25,793)	(28,493)
Proceeds from the sale of capital assets	13,263	848	14,384	1,567
Investment in landfill development assets	(363)	(548)	(2,139)	(2,814)
Cash utilized in investing activities	(52,697)	(91,229)	(114,931)	(149,375)
FINANCING
Payment of deferred financing costs	(776)	—	(824)	(55)
Proceeds from long-term debt	538,277	80,046	558,101	178,987
Repayment of long-term debt	(566,398)	(56,664)	(598,440)	(122,509)
Proceeds from the exercise of stock options	—	—	3	310
Repurchase of common shares	—	(31,168)	—	(60,476)
Purchase of restricted shares	(1,356)	—	(4,362)	—
Dividends paid to shareholders	(15,754)	(16,212)	(31,735)	(30,981)
Cash utilized in financing activities	(46,007)	(23,998)	(77,257)	(34,724)
Effect of foreign currency translation on cash and cash equivalents	(1,990)	(436)	(3,054)	(55)
NET CASH INFLOW	4,815	7,248	5,043	4,105
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	30,168	11,000	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,983	$18,248	$34,983	$18,248
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$29,270	$18,245	$29,270	$18,245
Cash equivalents	5,713	3	5,713	3
	$34,983	$18,248	$34,983	$18,248
Cash paid during the period for:
Income taxes	$12,165	$15,657	$23,857	$32,167
Interest	$14,485	$12,463	$29,763	$26,307

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and six months ended June 30, 2013.

	Three months ended
	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$475,435	$43,914	$519,349	$(2,542)	$516,807
Operating expenses	286,878	33,306	320,184	(1,405)	318,779
Selling, general and administration	54,884	11,024	65,908	(370)	65,538
Amortization	68,370	5,625	73,995	(353)	73,642
Net gain on sale of capital assets	(366)	(5,454)	(5,820)	32	(5,788)
Operating income	65,669	(587)	65,082	(446)	64,636
Interest on long-term debt	13,974	1,421	15,395	(181)	15,214
Net foreign exchange gain	—	(2,999)	(2,999)	31	(2,968)
Net loss on financial instruments	2,717	(1,513)	1,204	1	1,205
Other expense	52	(52)	—	—	—
Income before net income tax expense and net loss from equity accounted investee	48,926	2,556	51,482	(297)	51,185
Net income tax expense	20,534	(1,552)	18,982	(96)	18,886
Net loss from equity accounted investee	15	(8)	7	(1)	6
Net income	$28,377	$4,116	$32,493	$(200)	$32,293

Adjusted EBITDA(A)	$132,685	$2,996	$135,681	$(785)	$134,896
Adjusted EBITA(A)	$77,202	$(444)	$76,758	$(486)	$76,272
Adjusted operating income or adjusted operating EBIT(A)	$64,681	$2,826	$67,507	$(465)	$67,042
Adjusted net income(A)	$28,847	$6,663	$35,510	$(220)	$35,290
Free cash flow(B)	$56,536	$5,165	$61,701	$(217)	$61,484

	Six months ended
	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$913,710	$93,574	$1,007,284	$(3,917)	$1,003,367
Operating expenses	552,219	65,595	617,814	(2,147)	615,667
Selling, general and administration	114,176	11,741	125,917	(563)	125,354
Amortization	132,024	13,472	145,496	(555)	144,941
Net gain on sale of capital assets	(750)	(5,690)	(6,440)	35	(6,405)
Operating income	116,041	8,456	124,497	(687)	123,810
Interest on long-term debt	28,238	2,506	30,744	(287)	30,457
Net foreign exchange loss (gain)	7	(3,007)	(3,000)	31	(2,969)
Net loss (gain) on financial instruments	2,172	(3,238)	(1,066)	6	(1,060)
Other expense	105	(105)	—	—	—
Income before net income tax expense and net loss from equity accounted investee	85,519	12,300	97,819	(437)	97,382
Net income tax expense	35,054	798	35,852	(143)	35,709
Net loss from equity accounted investee	19	21	40	(1)	39
Net income	$50,446	$11,481	$61,927	$(293)	$61,634

Adjusted EBITDA(A)	$248,993	$16,176	$265,169	$(1,222)	$263,947
Adjusted EBITA(A)	$65,582	$7,353	$150,137	$(753)	$149,384
Adjusted operating income or adjusted operating EBIT(A)	$117,719	$8,395	$126,114	$(703)	$125,411
Adjusted net income(A)	$52,913	$9,779	$62,692	$(305)	$62,387
Free cash flow(B)	$100,247	$6,252	$106,499	$(159)	$106,340

Other Financial Highlights

(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Operating income	$64,636	$65,669	$123,810	$116,041
Transaction and related costs (recoveries) - SG&A	390	1,082	(175)	1,370
Fair value movements in stock options - SG&A(*)	1,755	(2,694)	1,250	(1,050)
Restricted share expense - SG&A(*)	261	624	526	1,358
Adjusted operating income or adjusted operating EBIT (A)	67,042	64,681	125,411	117,719
Net gain on sale of capital assets	(5,788)	(366)	(6,405)	(750)
Amortization	73,642	68,370	144,941	132,024
Adjusted EBITDA(A)	134,896	132,685	263,947	248,993
Amortization of capital and landfill assets	(58,624)	(55,483)	(114,563)	(106,209)
Adjusted EBITA(A)	$76,272	$77,202	$149,384	$142,784

Net income	$32,293	$28,377	$61,634	$50,446
Transaction and related costs (recoveries) - SG&A	390	1,082	(175)	1,370
Fair value movements in stock options - SG&A(*)	1,755	(2,694)	1,250	(1,050)
Restricted share expense - SG&A(*)	261	624	526	1,358
Net loss (gain) on financial instruments	1,205	2,717	(1,060)	2,172
Other expenses	—	52	—	105
Net income tax expense or (recovery)	(614)	(1,311)	212	(1,488)
Adjusted net income(A)	$35,290	$28,847	$62,387	$52,913

Note:

(*)Amounts exclude long-term incentive plan (“LTIP”) compensation.

Adjusted net income (A) per weighted average share, basic	$0.31	$0.25	$0.54	$0.45
Adjusted net income (A) per weighted average share, diluted	$0.31	$0.25	$0.54	$0.45

Replacement and growth expenditures
Replacement expenditures	$39,331	$35,736	$60,649	$72,110
Growth expenditures	23,759	13,937	63,827	27,654
Total replacement and growth expenditures	$63,090	$49,673	$124,476	$99,764

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$105,509	$122,911	$200,285	$188,259
Free cash flow(B)	$61,484	$56,536	$106,340	$100,247
Free cash flow (B) per weighted average share, diluted	$0.53	$0.49	$0.92	$0.86

Dividends
Dividends paid (common shares)	$15,754	$16,212	$31,735	$30,981

Segment Highlights — Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Three months ended
	June 30
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$475,435	$519,349	$43,914	$516,807	$41,372
Canada	$198,179	$201,397	$3,218	$198,855	$676
U.S. south	$195,521	$220,988	$25,467	$220,988	$25,467
U.S. northeast	$81,735	$96,964	$15,229	$96,964	$15,229

Operating expenses	$286,878	$320,184	$33,306	$318,779	$31,901
Canada	$110,247	$112,002	$1,755	$110,597	$350
U.S. south	$120,265	$139,320	$19,055	$139,320	$19,055
U.S. northeast	$56,366	$68,862	$12,496	$68,862	$12,496

SG&A (as reported)	$54,884	$65,908	$11,024	$65,538	$10,654
Canada	$15,917	$18,279	$2,362	$18,050	$2,133
U.S. south	$19,285	$22,144	$2,859	$22,144	$2,859
U.S. northeast	$7,696	$8,409	$713	$8,409	$713
Corporate	$11,986	$17,076	$5,090	$16,935	$4,949

EBITDA(A) (as reported)	$133,673	$133,257	$(416)	$132,490	$(1,183)
Canada	$72,015	$71,116	$(899)	$70,208	$(1,807)
U.S. south	$55,971	$59,524	$3,553	$59,524	$3,553
U.S. northeast	$17,673	$19,693	$2,020	$19,693	$2,020
Corporate	$(11,986)	$(17,076)	$(5,090)	$(16,935)	$(4,949)

Adjusted SG&A	$55,872	$63,484	$7,612	$63,132	$7,260
Canada	$15,917	$18,279	$2,362	$18,050	$2,133
U.S. south	$19,285	$22,144	$2,859	$22,144	$2,859
U.S. northeast	$7,696	$8,409	$713	$8,409	$713
Corporate	$12,974	$14,652	$1,678	$14,529	$1,555

Adjusted EBITDA(A)	$132,685	$135,681	$2,996	$134,896	$2,211
Canada	$72,015	$71,116	$(899)	$70,208	$(1,807)
U.S. south	$55,971	$59,524	$3,553	$59,524	$3,553
U.S. northeast	$17,673	$19,693	$2,020	$19,693	$2,020
Corporate	$(12,974)	$(14,652)	$(1,678)	$(14,529)	$(1,555)

	Six months ended
	June 30
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)	(as reported)

Revenues	$913,710	$1,007,284	$93,574	$1,003,367	$89,657
Canada	$372,097	$381,866	$9,769	$377,949	$5,852
U.S. south	$382,928	$432,555	$49,627	$432,555	$49,627
U.S. northeast	$158,685	$192,863	$34,178	$192,863	$34,178

Operating expenses	$552,219	$617,814	$65,595	$615,667	$63,448
Canada	$205,885	$209,306	$3,421	$207,159	$1,274
U.S. south	$236,395	$270,345	$33,950	$270,345	$33,950
U.S. northeast	$109,939	$138,163	$28,224	$138,163	$28,224

SG&A (as reported)	$114,176	$125,917	$11,741	$125,354	$11,178
Canada	$31,831	$36,178	$4,347	$35,807	$3,976
U.S. south	$38,884	$43,519	$4,635	$43,519	$4,635
U.S. northeast	$15,693	$17,127	$1,434	$17,127	$1,434
Corporate	$27,768	$29,093	$1,325	$28,901	$1,133

EBITDA(A) (as reported)	$247,315	$263,553	$16,238	$262,346	$15,031
Canada	$134,381	$136,382	$2,001	$134,983	$602
U.S. south	$107,649	$118,691	$11,042	$118,691	$11,042
U.S. northeast	$33,053	$37,573	$4,520	$37,573	$4,520
Corporate	$(27,768)	$(29,093)	$(1,325)	$(28,901)	$(1,133)

Adjusted SG&A	$112,498	$124,301	$11,803	$123,753	$11,255
Canada	$31,831	$36,178	$4,347	$35,807	$3,976
U.S. south	$38,884	$43,519	$4,635	$43,519	$4,635
U.S. northeast	$15,693	$17,127	$1,434	$17,127	$1,434
Corporate	$26,090	$27,477	$1,387	$27,300	$1,210

Adjusted EBITDA(A)	$248,993	$265,169	$16,176	$263,947	$14,954
Canada	$134,381	$136,382	$2,001	$134,983	$602
U.S. south	$107,649	$118,691	$11,042	$118,691	$11,042
U.S. northeast	$33,053	$37,573	$4,520	$37,573	$4,520
Corporate	$(26,090)	$(27,477)	$(1,387)	$(27,300)	$(1,210)

Revenues

Gross revenue by service type

The table below presents gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended				Six months ended
	June 30				June 30
	2013	%	2012	%	2013	%	2012	%

Commercial	$176,483	34.1	$164,746	34.7	$352,205	35.1	$327,108	35.8
Industrial	95,424	18.5	84,346	17.7	180,580	18.0	160,911	17.6
Residential	118,774	23.0	108,196	22.8	231,794	23.1	209,685	22.9
Transfer and disposal	185,213	35.8	163,579	34.4	345,461	34.4	304,445	33.3
Recycling	14,416	2.8	17,440	3.7	29,395	2.9	34,221	3.7
Other	11,491	2.2	6,690	1.4	21,597	2.2	12,050	1.3
Gross revenues	601,801	116.4	544,997	114.7	1,161,032	115.7	1,048,420	114.6

Intercompany	(84,994)	(16.4)	(69,562)	(14.7)	(157,665)	(15.7)	(134,710)	(14.6)
Revenues	$516,807	100.0	$475,435	100.0	$1,003,367	100.0	$913,710	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages presented that include FX.

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	-	2013	2012

Price
Core price	0.7	1.6		0.9	1.4
Fuel surcharges	—	0.4		0.1	0.6
Recycling and other	(0.5)	(1.4)		(0.5)	(1.5)
Total price growth	0.2	0.6		0.5	0.5

Volume	1.3	(1.1)		1.1	(0.9)
Total organic growth (decline)	1.5	(0.5)		1.6	(0.4)

Acquisitions	7.7	3.5		8.6	4.0
Total growth excluding FX	9.2	3.0		10.2	3.6

FX	(0.5)	(1.7)		(0.4)	(1.2)
Total growth including FX	8.7	1.3		9.8	2.4

Free cash flow(B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	Change	2013	2012	Change

Cash generated from operating activities	$105,509	$122,911	$(17,402)	$200,285	$188,259	$12,026

Operating and investing
Stock option expense (recovery)(*)(*)	1,755	(2,694)	4,449	1,250	(1,050)	2,300
LTIP portion of restricted share expense(*)(*)	(186)	—	(186)	(411)	—	(411)
Acquisition and related costs (recoveries)	390	1,082	(692)	(175)	1,370	(1,545)
Other expenses	—	52	(52)	—	105	(105)
Changes in non-cash working capital items	8,145	(15,990)	24,135	20,144	9,753	10,391
Capital and landfill asset purchases(*)	(63,090)	(49,673)	(13,417)	(124,476)	(99,764)	(24,712)
Proceeds from the sale of capital assets	13,263	848	12,415	14,384	1,567	12,817

Financing
Purchase of restricted shares(*)(*)	(1,334)	—	(1,334)	(1,692)	—	(1,692)
Net realized foreign exchange (gain) loss	(2,968)	—	(2,968)	(2,969)	7	(2,976)
Free cash flow(B)	$61,484	$56,536	$4,948	$106,340	$100,247	$6,093

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $13,700 and $3,300 for the three months ended and $28,100 and $6,900 for the six months ended June 30, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Free cash flow(B) — adjusted EBITDA(A)  approach

We typically calculate free cash flow(B) using an operations approach which is better reflects how we manage the business and free cash flow(B).

	Three months ended			Six months ended
	June 30			June 30
	2013	2012	Change	2013	2012	Change

Adjusted EBITDA(A)	$134,896	$132,685	$2,211	$263,947	$248,993	$14,954

Purchase of restricted shares(*)(*)	(1,334)	—	(1,334)	(1,692)	—	(1,692)
Capital and landfill asset purchases(*)	(63,090)	(49,673)	(13,417)	(124,476)	(99,764)	(24,712)
Proceeds from the sale of capital assets	13,263	848	12,415	14,384	1,567	12,817
Landfill closure and post-closure expenditures	(1,434)	(2,666)	1,232	(2,229)	(4,200)	1,971
Landfill closure and post-closure cost accretion expense	1,406	1,306	100	2,815	2,614	201
Interest on long-term debt	(15,214)	(13,974)	(1,240)	(30,457)	(28,238)	(2,219)
Non-cash interest expense	849	1,678	(829)	1,705	3,368	(1,663)
Current income tax expense	(7,858)	(13,668)	5,810	(17,657)	(24,093)	6,436
Free cash flow(B)	$61,484	$56,536	$4,948	$106,340	$100,247	$6,093

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $13,700 and $3,300 for the three months and $28,100 and $6,900 for the six months ended June 30, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 2.96 times.  The ratio is higher than our target threshold due in large part to our acquisition activity in 2012 and growth and infrastructure spending.  Cash flows from acquisitions beyond the first year of operation will contribute to the further improvement of funded debt relative to EBITDA in subsequent periods.  Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship.

Foreign Currency

(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  Based on 2012 results, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $7,800.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $700 decline.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) and net income will improve by amounts similar to those outlined above in the event of a strengthening U.S. dollar.

	2013			2012
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0051		$1.0006
March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988
June 30	$0.9513	$0.9772	$0.9841	$0.9813	$0.9899	$0.9943

Quarterly dividend declared

The Company’s Board of Directors declared a quarterly dividend of $0.15 Canadian per share to shareholders of record on September 30, 2013.  The dividend will be paid on October 15, 2013.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt — loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense.  All references to “Adjusted net income” are to adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT, and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Updated guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, was our guidance for the fiscal year ending December 31, 2013, including our 2013 outlook assumptions and factors.  We are updating our 2013 guidance outlook as a result of our implementation of a long-term internal financing structure, including our intention to fix a portion of the variable rate interest borne on amounts drawn under our consolidated credit facility, and to update our FX assumption from parity to 97 cents U.S. for each Canadian dollar.  We have also updated our 2013 full year guidance for our second quarter performance on the following measures: net gain on sale of capital assets, lower current income tax expense and higher deferred income tax expense.  This press release, and our original press release issued February 14, 2013, is available at www.sec.gov and www.sedar.com.

Changes to assumptions and impact on guidance outlook

(All amounts are in thousands of U.S. dollars, unless otherwise stated)

Foreign currency exchange rate

We have revised our FX expectation for our full year 2013 guidance outlook from parity to 97 cents U.S. for each Canadian dollar.  This revision reflects actual FX rates for the six months ending June 30, 2013 and Bloomberg consensus estimates for the balance of the year.  The change in FX assumption had the following impact on our 2013 full year guidance: a decline in revenues of approximately $23,000, a decline in adjusted EBITDA(A) of approximately $7,000, a decline in current income tax expense of approximately $2,000, a decline in adjusted net income(A) per share of approximately two cents per share, a decline in free cash flow(B) excluding additional infrastructure investment of approximately $2,000, a decline in capital and landfill expenditures excluding internal infrastructure investment of approximately $2,000 and an approximately $1,000 decline to internal infrastructure investment.

Second quarter performance adjustments

Our full year guidance has been adjusted for net gains on disposal of capital assets and lower current and higher deferred income tax expense recorded in the six months ended June 30, 2013 relative to our expectations to this point in the year.  We disposed of redundant operating facilities in western and central Canada, which yielded a net gain on the sale of these properties.  We also recorded an impairment charge for a remediation liability attributable to a redundant operating facility in central Canada which partially offset the gain on redundant facility disposals.  The sale of select assets in Long Island, New York also resulted in a gain on sale of assets in our U.S. segment.  In total, we have adjusted our 2013 guidance outlook by approximately $6,000 as a result of these gains.  We have also revised our 2013 guidance outlook for lower current taxes recorded in the six months ended June 30, 2013.  Lower year-to-date current income tax expense is due to the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013.  The passing of this Bill allowed us to recognize property losses that would have otherwise been lost to us in connection with our wind-up of our business as an income trust in 2009.  In 2009, we utilized these property losses for tax purposes and simultaneously recorded a current tax liability for accounting purposes.  With Bill C-48 receiving royal assent, we recorded a current tax recovery of approximately C$3,000 in the second quarter of 2013.  The balance of the adjustment reflects lower projected state tax expense in Maryland and Pennsylvania and lower current income tax expense in Canada due to a combination of our financial performance and higher than anticipated tax deductions.  We have also adjusted our 2013 full year guidance for the recognition of a gain on the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  The gain recognized for tax purposes eroded a portion of the loss carryforwards available to Progressive Waste Solutions Ltd., resulting in a deferred tax expense in the second quarter of approximately C$3,700.  We have further adjusted our deferred tax outlook due to the performance of our U.S. operations in the first six months of this year.  The performance in our U.S. operations was stronger than anticipated due in part to Superstorm Sandy volumes which we continued to receive in the first quarter of 2013, coupled with solid organic growth, most notably in our U.S. south segment.   Combined, these adjustments had the following impact on our 2013 full year guidance: an approximately $7,000 reduction in current income tax expense and an approximately three cent contribution to adjusted net income(A) per share.  Free cash flow(B) also benefited from lower current income tax expense by approximately $7,000.

Financing structure

Effective June 28, 2013, we implemented a long-term internal financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  Under this long-term financing arrangement our primary operating subsidiaries bear a market rate of interest on amounts made available to them.  The implementation of this structure is expected to reduce current and deferred income tax expense, on a consolidated basis, and we expect our effective consolidated income tax rate for 2013 will decline from 40% to approximately 35%.  The implementation of this structure is expected to result in a reduction to current income tax expense of approximately $9,000, a decline in deferred income tax expense of approximately $3,000 and increase adjusted net income(A) per diluted share by approximately 10 cents.  Free cash flow(B) will also benefit from lower current income tax expense by the anticipated benefit of approximately $9,000.

Interest rate swap

With the implementation of our long-term internal financing structure, we intend to enter into interest rate swaps to fix a portion of the variable rate interest borne on amounts drawn under our consolidated credit facility.  Our updated guidance outlook contemplates swapping variable rate interest to fixed rate interest for approximately $300,000 of amounts drawn on our revolving credit facility.  Based on current market rates, we have assumed an incremental increase of approximately 300 basis points to our cost of borrowing compared to our originally prepared guidance outlook issued in February.  As a result, we anticipate an approximately $4,500 increase in interest expense and an approximately $1,200 decline in current income tax expense resulting in an approximately three cent decline in adjusted net income(A) per diluted share compared to our previously issued full year guidance.

Other assumptions and factors

With the exception of the adjustments and their impact on our 2013 full year guidance outlook outlined above, all other assumptions and factors remain unchanged and are consistent with those outlined in our February 14, 2013 press release.

Caution regarding forward looking statements

The Company’s 2013 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.

As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information

Progressive Waste Solutions Ltd.

Chaya Cooperberg

VP, Investor Relations and Corporate Communications

Tel:  (905) 532-7517

Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com

Management will hold a conference call on Tuesday, July 30, 2013, at 8:30 a.m. (ET) to discuss results for the three and six months ended June 30, 2013.  Participants may listen to the call by dialing 1-888-241-0394, conference ID 12359358, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3413.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Tuesday, August 13, 2013, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 12359358.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.